EXHIBIT 99.7

Press Release

Ordinary Shareholders’ Meeting on May 29, 2019

Approval of resolutions

Paris, May 29, 2019 - The Ordinary Shareholders’ Meeting of TOTAL S.A., held today under the chairmanship of Patrick Pouyanné, adopted Resolutions 1 to 11 proposed and recommended by the Board of Directors:

•Approval of the statutory and consolidated financial statements for the fiscal year 2018 and the distribution of a dividend of €2.56 per share, a 3.2% increase compared to the previous year. Given the three interim dividends of €0.64/share paid on October 12, 2018, January 10 and April 5, 2019, the final dividend for the fiscal year 2018 is €0.64/share. It will be detached and paid according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	June 11, 2019	June 7, 2019
Payment date	June 13, 2019	July 2, 2019

•Renewal of the directorships of Ms. Maria van der Hoeven and Mr. Jean Lemierre, for a three-year term;

•Appointment of Ms. Lise Croteau as a director for a three-year term;

•Appointment of Ms. Valérie Della Puppa Tibi as a director representing employee shareholders for a three-year term;

•Approval of the fixed and variable components of the total compensation and the in-kind benefits paid or granted to the Chairman and Chief Executive Officer for the fiscal year ended December 31, 2018 as well as approval of the principles and criteria for the determination, breakdown and allocation of the fixed, variable and extraordinary components of the total compensation including in-kind benefits attributable to the Chairman and Chief Executive Officer.

The full results of the votes and the presentations made to the shareholders will be available on Total’s corporate website total.com in the coming days.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and "Group" are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.